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                       U.S. SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C.

                                     FORM 12B-25

                             NOTIFICATION OF LATE FILING

                                  SEC FILE NUMBER:      0-26684
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                                  CUSIP NUMBER:
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[  ] Form 10-K and Form 10-KSB [   ] Form 20-F  [   ] Form 11-K  [ X ] Form 10-Q
and Form 10-QSB [   ]

    For Period Ended:         March  31, 1997
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    [   ]     Transition Report on Form 10-K
    [   ]     Transition Report on Form 20-F
    [   ]     Transition Report on Form 11-K
    [   ]     Transition Report on Form 10-Q
    [   ]     Transition Report on Form N-SAR

    For the Transition Period Ended: __________________________________________

________________________________________________________________________________
 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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________________________________________________________________________________

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

________________________________________________________________________________

PART I - REGISTRANT INFORMATION

    Full Name of Registrant   GLOBAL INTELLICOM, INC.
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    Former Name if Applicable

    Address of Principal Executive Office (STREET AND NUMBER)

                                         747 Third Avenue
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    City, State and Zip Code      New York, New York, 10017
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PART II - RULES 12B-25(B) AND (C)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief


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pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

    [ X ]   (a)    The reasons described in reasonable detail in Part III of
                   this form could not be eliminated without unreasonable effort or expense;

    [ X ]   (b)    The subject annual report, semi-annual report, transition
                   report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [   ]   (c)    The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.

PART III - NARRATIVE

    State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

    Registrant has encountered delays in finalizing its quarterly report for the quarter ended March 31, 1997, resulting from (i) ongoing reorganization of the internal accounting and financial reporting functions of Registrant and its subsidiaries, and (ii) additional time required to make appropriate allocation of continuing expenses and overhead associated with the acquisition of the business of Global InSync, Inc. and Speech Solutions, Inc. at the end of 1996. Such delays could not be eliminated prior to May 15, 1997 without unreasonable effort and expense.
                                  (Attach extra sheets if needed)

PART IV - OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

    Johan de Muinck Keizer, General Counsel     (212)          750-3772
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    (Name)                                    (Area Code)  (Telephone Number)

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                       [ X ]  Yes     [   ]  No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                       [ X ]  Yes     [   ]  No

         If so: attach an explanation of the anticipated change, both narratively and


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quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Consolidated results of operations are expected to reflect an increase in excess of 27% in sales revenues, from $8,701,661 for the quarter ended March 31, 1996 to approximately $11,100,000 for the quarter ended March 31, 1997, including the operations of the Registrant's Global-InSync, Inc. subsidiary, whose business was acquired in the last quarter of 1996. Registrant also expects to report a net loss for the March 31, 1997 quarter of approximately $1.5 million, a material change from net income of $29,137 reported for the comparable 1996 quarter. The loss for the quarter results from a number of factors, including substantially increased operating expenses associated with a much larger revenue base and an increased investment in marketing and sales efforts.


                               GLOBAL INTELLICOM, INC.
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                     (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:        May 15, 1997              By:  /s/ Howard Maidenbaum
     -----------------------------         --------------------------------
                                            Name:  Howard Maidenbaum
                                            Title: Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                      ATTENTION

    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).